                         PRO FORMA FINANCIAL INFORMATION


        On December 22, 2005, Tefron Ltd. ("Tefron") announced that its Board of Directors had authorized the exercise of its option to require AlbaHealth LLC ("AlbaHealth") to purchase its ownership interest in AlbaHealth, which manufactures and sells textile healthcare products. On December 22, 2005, Tefron delivered the notice of exercise.

        Under the terms of the option agreement, the net proceeds to Tefron from the sale of its ownership interest are expected to be approximately $11.9 million in cash payable over three years, and Tefron expects to record a loss of approximately $6.5 million in the fourth quarter of 2005, composed of approximately $4.6 million in income tax expenses (of which approximately $2 million in cash) and an approximately $2 million capital loss.

        AlbaHealth's obligation to purchase Tefron's ownership interest, and the receipt of payment by Tefron for its interest, are subject to the satisfaction of conditions relating to AlbaHealth's assets and liabilities, compliance with its credit agreement and obtaining of sufficient financing. There is no assurance that these conditions will be satisfied. If they are not satisfied, the option exercise period under the option agreement will be extended accordingly.

        The unaudited pro forma consolidated financial statements reported below consist of an unaudited pro forma consolidated balance sheet as of September 30, 2005 and unaudited pro forma consolidated statements of income for the nine months ended September 30, 2005 and for the year ended December 31, 2004. The unaudited pro forma consolidated financial statements should be read in conjunction with Tefron's historical consolidated financial statements and the related notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2004 and the consolidated financial statements of Tefron for the nine months ended September 30, 2005 filed under cover of Form 6-K on November 25, 2005. The following unaudited pro forma consolidated financial statements have been prepared giving effect to the disposal of Tefron's ownership interest in AlbaHealth as if it had occurred as of September 30, 2005 for the unaudited pro forma consolidated balance sheet and as of January 1 of each period for the unaudited pro forma consolidated statements of income.

        Unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the disposal of Tefron's ownership interest in AlbaHealth occurred at the beginning of the periods presented, nor is it necessarily indicative of future financial position or results of operations. These unaudited pro forma consolidated financial statements are based upon the respective historical financial statements of Tefron, and do not incorporate, nor do they assume, any benefits from cost savings from the disposal of Tefron's ownership interest in AlbaHealth. The pro forma adjustments are based on available financial information and certain estimates and assumptions that Tefron believes are reasonable and that are set forth in the notes to the unaudited pro forma condensed financial statements.


                                     UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                                   SEPTEMBER 30, 2005
                              U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)


                                                                   HISTORICAL     ADJUSTMENTS              PRO-FORMA
                                                                 --------------  --------------          --------------
    ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                              7,847           2,641  A, B, C         10,488
  Trade receivables, net of allowance for doubtful accounts             24,058          (3,938)       A         20,120
  Other accounts receivable and prepaid expenses                         4,672           1,391     A, B          6,063
  Inventories                                                           29,208          (3,849)       A         25,359
                                                                 --------------  --------------          --------------
TOTAL current assets                                                    65,785          -3,755                  62,030
                                                                 --------------  --------------          --------------
DEFERRED TAXES                                                           2,456          (2,456)       C              -
PROPERTY, PLANT AND EQUIPMENT                                           89,337          (6,032)       A         83,305
GOODWILL                                                                30,743         (30,743)       A              -
DEFERRED LOAN ISSUANCE COSTS                                               314            (284)       A             30
LONG TERM ASSETS                                                             -           3,006        B          3,006
                                                                 --------------  --------------          --------------
TOTAL assets                                                           188,635         (40,264)                148,371
                                                                 ==============  ==============          ==============

    LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term bank credit                                                19,221          (7,613)    A, B         11,608
  Current maturities of long-term debt:
    Banks and other loans                                                6,875            (938)       A          5,937
    Capital leases                                                          23             (23)       A              -
  Trade payables                                                        29,179          (2,258)       A         26,921
  Other accounts payable and accrued expenses                            7,386            (675)       A          6,711
                                                                 --------------  --------------          --------------
TOTAL current liabilities                                               62,684         (11,507)                 51,177
                                                                 --------------  --------------          --------------

LONG-TERM LIABILITIES:
  Banks and other loans (net of current maturities)                     43,292          (5,812)       A         37,480
  Tax Payable                                                                -             545        C            545
  Deferred taxes                                                         7,550                                   7,550
  Accrued severance pay                                                  1,960                                   1,960
                                                                 --------------  --------------          --------------
TOTAL long-term liabilities                                             52,802          (5,267)                 47,535
                                                                 --------------  --------------          --------------
MINORITY INTEREST                                                       16,951         (16,951)                      -
                                                                 --------------  --------------          --------------

SHAREHOLDERS' EQUITY:

  Share capital                                                          6,804                                   6,804
  Additional paid-in capital                                            82,798                                  82,798
  Deferred stock-based compensation                                       (240)                                   (240)
  Less - 997,400 Ordinary shares in treasury, at cost                   (7,408)                                 (7,408)
  Cumulative other comprehensive loss                                      (80)                                    (80)
  Accumulated deficit                                                  (25,676)         (6,539) A, B, C        (32,215)
                                                                 --------------  --------------          --------------
TOTAL shareholders' equity                                              56,198          (6,539)                 49,659
                                                                 --------------  --------------          --------------
TOTAL liabilities and shareholders' equity                             188,635         (40,264)                148,371
                                                                 ==============  ==============          ==============


                       UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                                 NINE MONTHS ENDED SEPTEMBER 30, 2005
                      U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)


                                                     HISTORICAL     ADJUSTMENTS           PRO-FORMA
                                                   --------------  --------------      --------------
Sales                                                    150,496         (25,159)   A        125,337
Cost of sales                                            123,982         (17,882)   A        106,100
                                                   --------------  --------------      --------------

Gross profit                                              26,514          (7,277)             19,237
   Selling, general and administrative expenses           14,915          (4,311)   A         10,604
                                                   --------------  --------------      --------------
   Operating income                                       11,599          (2,966)              8,633
   Financial expenses, net                                 2,998            (940)   A          2,058
   Other income , net                                        399              65    A            464
                                                   --------------  --------------      --------------

   Income before taxes on income                           9,000          (1,961)              7,039
   Taxes on income                                         2,499             (49)   A          2,450
   Minority interest in earnings of a subsidiary             989            (989)   A              0
                                                   --------------  --------------      --------------
   Net income                                              5,512            (923)              4,589
                                                   ==============  ==============      ==============
   Basic net earnings per share                             0.31           (0.05)               0.26
   Diluted net earnings per share                           0.30           (0.05)               0.25
   Weighted average number of shares used for
   computing basic earnings per share                 17,626,276                          17,626,276
                                                   ==============                      ==============

   Weighted average number of shares used for
   computing diluted earnings per share               18,395,487                          18,395,487
                                                   ==============                      ==============


                       UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                                     YEAR ENDED DECEMBER 31, 2004
                      U.S. dollars in thousands (except share and per share data)


                                                     HISTORICAL     ADJUSTMENTS           PRO-FORMA
                                                   --------------  --------------      --------------
Sales                                                    182,819         (34,199)   A        148,620
Cost of sales                                            159,937         (23,513)   A        136,424
                                                   --------------  --------------      --------------

Gross profit                                              22,882         (10,686)             12,196
   Selling, general and administrative expenses           22,387          (5,471)   A         16,916
                                                   --------------  --------------      --------------
   Operating income (loss)                                   495          (5,215)             (4,720)
   Financial expenses, net                                 5,212          (1,324)   A          3,888
   Other income, net                                           0               4    A              4
                                                   --------------  --------------      --------------

   Income (loss) before taxes on income                   (4,717)         (3,887)             (8,604)
   Taxes on income                                           203            (120)   A             83
   Minority interest in earnings of a subsidiary           1,945          (1,945)   A              0
                                                   --------------  --------------      --------------
   Net income (loss)                                      (6,865)         (1,822)             (8,687)
                                                   ==============  ==============      ==============
   Basic and diluted net earnings (loss) per share         (0.44)          (0.12)              (0.56)

   Weighted average number of shares used for
   computing basic and diluted earnings (loss)
   per share                                          15,603,904                          15,603,904
                                                   ==============                      ==============

NOTE 1:- PRO-FORMA

        The pro forma consolidated balance sheet includes the adjustments necessary to give effect to the disposal of Tefron's ownership interest in AlbaHealth as if it had occurred on January 1, 2005.

        Adjustments included in the pro forma consolidated balance sheet are summarized as follows:

        (A) Reflects the balance sheet of AlbaHealth as of September 30, 2005 and the statements of income of AlbaHealth for the nine months ended September 30, 2005 and for the year ended December 31, 2004.

        (B) Reflects the contemplated proceeds from the exercise of the put option under the terms of the option agreement upon satisfaction of conditions for payment: $9.2 million in cash, $1.7 million in the year 2006 and the balance of $3.0 million to be received in the years 2007 and 2008. In accordance with its bank lenders, 50% of the net proceeds from such sale will be used to repay a portion of Tefron's loans.

        (C) Reflects the tax influence due to the exercise of the put option. $2.5 million deferred tax assets to be written off, $1.5 million to be paid immediately and $0.5 million to be paid during the years 2007 to 2008.